Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-195697

October 19, 2016

WELLS FARGO & COMPANY

$3,500,000,000 3.00% Notes Due October 23, 2026

Issuer:	Wells Fargo & Company

Title of Securities	3.00% Notes Due October 23, 2026

Note Type:	Senior unsecured

Trade Date:	October 19, 2016

Settlement Date (T+4):	October 25, 2016

Maturity Date:	October 23, 2026

Aggregate Principal Amount Offered:	$3,500,000,000

Price to Public (Issue Price):	99.769%, plus accrued interest, if any, from October 25, 2016

Underwriting Discount (Gross Spread):	0.45%

All-in Price (Net of Underwriting Discount):	99.319%, plus accrued interest, if any, from October 25, 2016

Net Proceeds:	$3,476,165,000

Interest Rate:	3.00% per annum

Interest Payment Dates:	April 23 and October 23, commencing April 23, 2017, and at maturity

Benchmark:	UST 1.50% due August 15, 2026

Benchmark Yield:	1.727%

Spread to Benchmark:	+130 basis points

Re-Offer Yield:	3.027%

CUSIP:	949746SH5

Listing:	None

Sole Bookrunning Manager:	Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets, LLC Capital One Securites, Inc. CIBC World Markets Corp. TD Securities (USA) LLC

Junior Co-Managers:	CastleOak Securities, L.P. Drexel Hamilton, LLC Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or e-mailing wfscustomerservice@wellsfargo.com.